SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated January 8, 2003, announcing the final closing of its previously announced issuance of securities in Canada in a private placement transaction.

News Release
For Immediate Release

                        WORLD HEART CORPORATION COMPLETES
                           PRIVATE PLACEMENT OF EQUITY

OTTAWA, Ontario - January 8, 2003 - (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation ("WorldHeart" or the "Corporation") has now completed the final closing of its previously announced private placement, through Northern Securities Inc., of 712,225 units (the "Units") at a price of CDN$1.28 per Unit, for gross proceeds of $911,648. Each Unit comprises one common share, and one warrant to purchase a common share. Each warrant will be exercisable into one common share at an exercise price of CDN$1.60 per share for a period of five years. This closing brings total gross proceeds from the private placement to $3,000,000.

As previously announced, the Corporation expects to close in the next few weeks an additional $10 million of term debt financing. Following today's final closing, WorldHeart has 20,313,877 common shares issued and outstanding.

The common shares, including those underlying the warrants, have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:
Michelle Banning
Manager, Corporate Communications
(613) 226-4278 x 2995
communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      World Heart Corporation

Date: January 8, 2003                 By: /s/ Ian Malone
                                         ---------------------------------------
                                         Name:   Ian Malone
                                         Title:  Vice President Finance and
                                                 Chief Financial Officer